SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

WILLDAN GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

96924N100
(CUSIP Number)

September 23, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons. Forager Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 852,087
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 852,087
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 852,087
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 6.7%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No.
1.	Names of Reporting Persons. Forager Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,303,5121
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,303,512
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 1,303,512
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 10.2%
12.	Type of Reporting Person (See Instructions) IA

  1 Shares reported in this table are held by (i) Forager Fund, LP, of which the Reporting Person is the general partner and (ii) a separate account to which the Reporting Person serves as investment adviser.

CUSIP No.
1.	Names of Reporting Persons. Edward Kissel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,402
	6.	Shared Voting Power 1,303,5122
	7.	Sole Dispositive Power 11,402
	8.	Shared Dispositive Power 1,303,512
9.	Aggregate Amount Beneficially Owned by each Reporting Person 1,314,914
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 10.3%
12.	Type of Reporting Person (See Instructions) HC; IN

  2 These shares are held by (i) Forager Fund, LP, of which Forager Capital Management, LLC is the general partner and (ii) a separate account to which Forager Capital Management, LLC serves as investment adviser. The Reporting Person is a managing partner of Forager Capital Management, LLC.

CUSIP No.
1.	Names of Reporting Persons. Robert MacArthur
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 271
	6.	Shared Voting Power 1,303,5123
	7.	Sole Dispositive Power 271
	8.	Shared Dispositive Power 1,303,512
9.	Aggregate Amount Beneficially Owned by each Reporting Person 1,303,783
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 10.2%
12.	Type of Reporting Person (See Instructions) HC; IN

  3  These shares are held by (i) Forager Fund, LP, of which Forager Capital Management, LLC is the general partner and (ii) a separate account to which Forager Capital Management, LLC serves as investment adviser. The Reporting Person is a managing partner of Forager Capital Management, LLC.

ITEM 1:

(a)  Name of Issuer:

                Willdan Group, Inc. (the “Issuer”)

 (b)  Address of Issur’s Principal Executive Offices:

2401 East Katella Avenue, Suite 300
Anaheim, CA 92806

ITEM 2:

(a)  Name of Person Filing:

This joint statement on Schedule 13G is being filed by Edward Kissel, Robert MacArthur, Forager Capital Management, LLC, a Delaware limited liability company (the “Investment Adviser”), and Forager Fund, LP, a Delaware limited partnership (the “Fund” and, together with Mr. Kissel, Mr. MacArthur and the Investment Adviser, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

(b)  Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is 2024 3rd Ave. N, Suite 201, Birmingham, AL 35203.

(c)  Citizenship:

The Fund is a Delaware limited partnership; the Investment Adviser is a Delaware limited liability company;Mr. Kissel is a citizen of the United States; and Mr. MacArthur is a citizen of the United States.

(d)  Title of Class of Securities:

Common stock, par value $0.01 per share (the “Common Stock”).

(e)  CUSIP Number:

96924N100

ITEM 3:  NOT APPLICABLE

ITEM 4:  OWNERSHIP.

As of October __, 2021, the Reporting Persons, in the aggregate, beneficially owned 1,315,185 shares of Common Stock of the Issuer, representing approximately 10.3% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owns 852,087 shares of Common Stock representing approximately 6.7% of the class; (ii) the Investment Adviser, as the sole general partner of the Fund and as the investment adviser of a separate account, beneficially owns 1,303,512 shares of Common Stock representing approximately 10.2% of the class; (iii) Mr. Kissel, as the managing partner of the Investment Adviser, beneficially owns 1,314,914 shares of Common Stock representing approximately 10.3% of the class; and (iv) Mr. MacArthur, as the managing partner of the Investment Adviser, beneficially owns 1,303,783 shares of Common Stock representing approximately 10.2% of the class. The percentages of beneficial ownership reported herein, and on each Reporting Person’s cover page to this Schedule 13G, are based on a total of 12,752,439 shares of the Common Stock issued and outstanding as of August 4, 2021, as reported in most recent quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended July 2, 2021.

Each of the Fund and the Investment Adviser has the sole power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Mr. Kissel has the sole power to vote and dispose of 11,402 shares of Common Stock, and has the shared power to vote and dispose of 1,303,512 shares of Common Stock. Mr. MacArthur has the sole power to vote and dispose of 271 shares of Common Stock, and has the shared power to vote and dispose of 1,303,512 shares of Common Stock.

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Owners of the separate accounts to which the Investment Adviser serves as investment adviser have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October __, 2021

FORAGER FUND, LP

By: Forager Capital Management, LLC,
       its General Partner

By: /s/ Robert MacArthur
Robert MacArthur
Managing Partner

FORAGER CAPITAL MANAGEMENT, LLC

By: /s/ Robert MacArthur
Robert MacArthur
Managing Partner

EDWARD KISSEL

 /s/ Edward Kissel
Edward Kissel

ROBERT MACARTHUR

 /s/ Robert MacArthur
Robert MacArthur

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of October __, 2021, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Willdan Group, Inc., a Delaware corporation, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

FORAGER FUND, LP

By: Forager Capital Management, LLC,
       its General Partner

By: /s/ Robert MacArthur
Robert MacArthur
Managing Partner

FORAGER CAPITAL MANAGEMENT, LLC

By: /s/ Robert MacArthur
Robert MacArthur
Managing Partner

EDWARD KISSEL

 /s/ Edward Kissel
Edward Kissel

ROBERT MACARTHUR

 /s/ Robert MacArthur
Robert MacArthur

Exhibit 2

CONFIRMING STATEMENT

This Statement confirms that the undersigned has authorized and designated Robert MacArthur to execute and file on the undersigned’s behalf all Forms 3, 4 and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Willdan Group, Inc., a Delaware corporation. The authority of Robert MacArthur under this Statement shall continue until the undersigned is no longer required to file any of Forms 3, 4 and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of Willdan Group, Inc., unless earlier revoked in writing. The undersigned acknowledges that Robert MacArthur is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934, as amended.

Dated: October __, 2021
/s/ Edward Kissel
Edward Kissel

Exhibit 3

CONFIRMING STATEMENT

This Statement confirms that the undersigned has authorized and designated Edward Kissel to execute and file on the undersigned’s behalf all Forms 3, 4 and 5 and Schedules 13D and 13G (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Willdan Group, Inc., a Delaware corporation. The authority of Edward Kissel under this Statement shall continue until the undersigned is no longer required to file any of Forms 3, 4 and 5 and Schedules 13D and 13G with regard to the undersigned’s ownership of or transactions in securities of Willdan Group, Inc., unless earlier revoked in writing. The undersigned acknowledges that Edward Kissel is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934, as amended.

Dated: October __, 2021
/s/ Robert MacArthur
Robert MacArthur